

June 5, 2012

Via E-Mail
Daniel S. Fulton
President and Chief Executive Officer
Weyerhaeuser Company
P.O. Box 9777
Federal Way, WA 98063-9777

> **Re: Weyerhaeuser Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-04825**

Dear Mr. Fulton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 22, 2012

General

1. We note your response to comment 1 of our comment letter dated May 3, 2012. In future Exchange Act reports, and to the extent the agreements are material, please revise your disclosure to include a description of the key terms of the log supply agreements, including how market price is determined, volume and term of future contractual commitments, and type of supply agreement, such as harvest and deliver, or stump sale. To the extent you believe the supply agreements currently in place are not material, please provide us your analysis.

Timberlands, page 3

2.   We note your response to our comment related to inventory and harvest operating data. We also note your representation regarding additional inventory data in future filings. In future Exchange Act periodic reports, please also provide data regarding the sawlog/pulpwood breakdown of amounts harvested in the reporting period. If you believe this is not practicable, please provide us an explanation.

Log Prices, page 8

3.   We note your response that log prices are on a delivered (mill) basis. To the extent not already disclosed in your Exchange Act periodic reports, please clarify this in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

                        Sincerely,

                        /s/ Cicely LaMothe

                        Cicely LaMothe
                        Senior Assistant Chief Accountant